UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Actua Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

005094107

(CUSIP Number of Class of Securities)

Suzanne L. Niemeyer, Esq.

Managing Director, General Counsel and Secretary

555 E. Lancaster Avenue, Suite 640

Radnor, Pennsylvania 19087

(610) 727-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

With a copy to:

Henry N. Nassau, Esq.

Stephen M. Leitzell, Esq.

Dechert LLP

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Important Additional Information will be Filed with the U.S. Securities and Exchange Commission (“SEC”)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Actua Corporation (“Actua”) to purchase for cash shares of its common stock, par value $0.001 per share, having an aggregate purchase price of up to $80,000,000, at a purchase price not less than $12.00 per share nor greater than $14.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (such offer, the “Tender Offer”).

Neither this tender offer statement on Schedule TO nor any of the attached exhibits constitutes an offer to purchase or a solicitation of an offer to sell any securities of Actua. The Tender Offer will be made only pursuant to an Offer to Purchase, Letter of Transmittal and related documents that Actua intends to distribute to its stockholders and file with the SEC as exhibits or incorporated by reference to a tender offer statement on Schedule TO. Stockholders and investors should read carefully the Offer to Purchase, Letter of Transmittal and related documents (including those incorporated therein by reference) because they will contain important information, including the various terms of, and conditions to, the Tender Offer. Stockholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Actua intends to file with the SEC at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the information agent for the tender offer, by telephone at 888.750.5834 (toll-free), or in writing to 501 Madison Avenue, 20th Floor, New York, NY 10022. Stockholders are urged to carefully read these materials, when available, prior to making any decision with respect to the Tender Offer.

ITEM 12. Exhibits.

Exhibit No.	Description

99.1	Excerpt from Communication from Chief Executive Officer of Actua to Actua Stakeholders, dated November 3, 2016

99.2	Excerpt from Actua Stockholder Presentation, dated November 3, 2016

99.3	Excerpt from Transcript of Actua’s Earnings Call for the Quarter Ended September 30, 2016, dated November 3, 2016

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTUA CORPORATION

By:	/s/ Suzanne L. Niemeyer
	Name:	Suzanne L. Niemeyer
	Title:	Managing Director, General Counsel and Secretary

Date: November 3, 2016